Mail Stop 4561

February 6, 2009

Joseph W. Saunders
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

> **Re:** **Visa Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **File No. 001-33977**

Dear Mr. Saunders:

We have reviewed your response letter dated January 16, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 9, 2009.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Historical and Pro Forma Financial Conditions and Results of Operations, page 51

Contractual Obligations, page 85

1. We note in your response to prior comment number 1 that the EU Put "does not…represent a contractual purchase obligation." It would appear, however, that the EU Put does represent a contractual obligation that is classified as a long-term liability within your balance sheet under GAAP. If management believes that the amount and period of payment cannot be reliably estimated and the liability should be excluded from the table or included in an "other" column, tell us what consideration you gave to disclosing this fact in a footnote to the table including the amounts excluded and the basis for exclusion. We refer you to Section III.D. of SEC Release Number 34-47264. We analogize to the issues addressed in

Attachment E to the minutes of the April 17, 2007 AICPA SEC Regulations Committee joint meeting with SEC Staff.

Critical Accounting Estimates, page 86

Fair Value – Visa Europe Put Option, page 87

2.   We believe that disclosure about the contractual terms, fair value model and assumptions, and the "impact if actual results differ from assumptions" could be enhanced in order to help investors understand the timing and amount of potential future payout scenarios. In this regard, please provide us with proposed disclosure that incorporates:

- A more complete description of the option's triggering events, fair value and exercise price formula, such as the description included in your Form S-1 (see pages 216-218) as well as in your most recent response;

- A discussion of how you estimate the 12-month forward price-to-earnings multiple applicable to your common stock and that applicable to Visa Europe, including the volatility or sensitivity of this assumption;

- A discussion of the qualitative factors that would cause holders of the Visa Europe shares to exercise the put option, cause a faster exercise or higher exercise price;

- Quantification of Visa Europe and Visa's 12-month forward price-to-earnings multiple at the reporting date as well as the growth assumptions included in your estimates of Visa Europe's sustainable income;

- Quantification of the amount of the PE differential at the reporting date and a discussion of the qualitative factors effecting it; and

- A tabular presentation of the estimated time frame for exercise by Visa Europe implied by the company's model. For example, of the scenarios that assumed that the put option would be exercised, what percentage assumed exercise within one year, one to three years, three to five years, five to ten years, and beyond. In addition, for these periods, provide the average payouts and average P/E differential.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief